Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-282921), our report dated April 1, 2024 relating to the audit of the consolidated balance sheets of Assets Entities Inc., and variable interest entities (collectively the “Company”), as of December 31, 2023, and 2022, and the related consolidated statements of operations, statement of stockholders’ equity, and statement of cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as “the financial statements”).

We also consent to the Company’s reference to WWC, P.C., Certified Public Accountants, as experts in accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
November 20, 2024	Certified Public Accountants
PCAOB ID: 1171